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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)
Tecumseh Products Company

(Name of Issuer)
Class B Common Stock, par value $1.00 per share

(Title of Class of Securities)
878895 10 1

(CUSIP Number)
September 4, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
Page 1 of 5 Pages

Item 1
Item 2
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the filing person is a
Item 4. Ownership
Item 5. Ownership of Five Percent or Less of a Class
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Item 8. Identification and Classification of Members of the Group
Item 9. Notice of Dissolution of Group
Item 10. Certifications
SIGNATURE

CUSIP No. 878895 10 1

1.	Names of Reporting Persons Herrick Foundation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3.	SEC Use Only

4.	Citizenship or Place of Organization

State of Michigan

	5.	Sole Voting Power

Number of		1,269,426[1]

Shares	6.	Shared Voting Power
Beneficially
Owened by		0

Each	7.	Sole Dispositive Power
Reporting
Person		1,269,426[1]

With:	8.	Shared Dispositive Power

0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,269,426[1]

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐

11.	Percent of Class Represented by Amount in Row (9)

25.0%

12.	Type of Reporting Person (See Instructions)

CO
1      Includes 500,000 shares subject to an option granted to Tricap Partners II L.P.

Page 2 of 5 Pages

CUSIP No. 878895 10 1
Item 1.
(a)	Name of Issuer:
Tecumseh Products Company, a Michigan corporation (“Tecumseh”).
(b)	Address of Issuer’s Principal Executive Offices:
100 East Patterson Street
Tecumseh, Michigan 49286
Item 2.
(a)	Name of Person Filing:
Herrick Foundation, a Michigan nonprofit corporation (the “Foundation”).
(b)	Address of Principal Business Office or, if none, Residence:
c/o Michael Indenbaum
2290 First National Building
660 Woodward Ave.
Detroit, Michigan 48226-3506
(c)	Citizenship:
State of Michigan
(d)	Title of Class of Securities:
Class B Common Stock, par value $1.00 per share (“Class B Stock”).
(e)	CUSIP Number:
878895 10 1

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the filing person is a:
Not Applicable
Item 4. Ownership.
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Page 3 of 5 Pages

CUSIP No. 878895 10 1

(a)	Amount beneficially owned:		1,269,426[2]

(b)	Percent of class:		25.0%

(c)	Number of Shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:	1,269,426[2]

	(ii)	Shared power to vote or direct the vote:	0

	(iii)	Sole power to dispose or to direct the disposition of:	1,269,426[2]

	(iv)	Shared power to dispose or to direct the disposition of:	0
Item 5. Ownership of Five Percent or Less of a Class.
Not Applicable
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Herrick Foundation is a Michigan nonprofit corporation, which is a “Private Foundation” as defined in the Internal Revenue Code of 1986, as amended, organized for charitable purposes. The dividends received in respect of shares of Class B Stock of Tecumseh owned by Herrick Foundation, and the proceeds of any sale thereof, may be distributed only in the form of “qualifying distributions” as defined in the Internal Revenue Code of 1986, as amended. Herrick Foundation has in the past made and, in the future will make, such “qualifying distributions”, in such amounts, and at such times, as the Board of Trustees of Herrick Foundation, in its discretion, shall determine and decide, but no person, natural or corporate, to whom, or to which, such a “qualifying distribution” has been made, or may in the future be made, has had, or will have, any legal right to receive the same unless, and until, such “qualifying distribution” is authorized, as the case may be, by the Board of Trustees of Herrick Foundation. The Board of Trustees of Herrick Foundation currently consists of Todd W. Herrick, Kent B. Herrick and Michael A. Indenbaum.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.
Item 8. Identification and Classification of Members of the Group.
Not applicable.

[2]	Includes 500,000 shares subject to an option granted to Tricap Partners II L.P.

Page 4 of 5 Pages

CUSIP No. 878895 10 1
Item 9. Notice of Dissolution of Group.
Not applicable.
Item 10. Certifications.
Not applicable.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2008	HERRICK FOUNDATION
	By:	/s/ MICHAEL INDENBAUM
Michael Indenbaum
Its: Secretary

Page 5 of 5 Pages